As filed with the Securities and Exchange Commission on March 4, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CatchMark Timber Trust, Inc.

(Name of Subject Company)

CatchMark Timber Trust, Inc.

(Name of Person(s) Filing Statement)

Class A Common Stock

Class B-1 Common Stock

Class B-2 Common Stock

Class B-3 Common Stock

(Title of Class of Securities)

14912Y 202, Class A

14912Y 301, Class B-1

14912Y 400, Class B-2

14912Y 509, Class B-3

(CUSIP Number of Class of Securities)

Brian M. Davis

Senior Vice President and Chief Financial Officer

6200 The Corners Parkway

Norcross, Georgia 30092

(770) 243-8641

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Rosemarie A. Thurston

Lesley H. Solomon

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction.

This Amendment No. 1 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by CatchMark Timber Trust, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 19, 2014. The Schedule 14D-9 relates to the cash tender offer by CMG Partners, LLC; CMG Legacy Income Fund, LLC; CMG Income Fund II, LLC; CMG Legacy Growth Fund, LLC; and CMG Acquisition Co., LLC (together, “CMG”) to purchase up to 800,000 Class A Shares, 200,000 Class B-1 Shares, 200,000 Class B-2 Shares and 200,000 Class B-3 Shares at a purchase price equal to $12.00, $10.00, $8.50 and $7.00 per share, respectively, subject to the conditions set forth in the Offer to Purchase dated February 18, 2014 (the “Offer to Purchase”) and the related Agreement of Assignment and Transfer Form (together with the Offer to Purchase, the “CMG Offer”), as set forth in CMG’s Tender Offer Statement on Schedule TO, filed with the SEC on February 18, 2014.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9 and the letter to stockholders, dated February 19, 2014 (the “Letter to Stockholders”), a copy of which was filed as Exhibit (a)(2) to the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as set forth below:

(b) Reasons. The information set forth in the Letter to Stockholders under the heading “Material Factors Contributing to the Board’s Decision to Recommend that You Reject the CMG Offer” is hereby supplemented with the following:

In determining that the price offered by CMG substantially undervalued the long-term value of each class of shares of the Company’s common stock (the “Shares”), the board of directors of the Company (the “Board”) reviewed and relied upon a presentation prepared by members of the Company’s management (“Management”). Such presentation presented Management’s views and analysis of the long-term value of the Shares, as well as market analysts’ ratings and price targets for the Shares, all of which exceeded the value of the current trading price of the shares of the Class A common stock on the New York Stock Exchange (the “NYSE”) and the CMG Offer.

In making the recommendation to reject the CMG Offer, Management and the Board also considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities. Such information included the factors that contributed to the Company’s determination to undertake the initial underwritten public offering (the “IPO”) and listing of the shares of the Company’s Class A common stock on the NYSE, which were completed in December 2013. These factors include the market opportunity, the Company’s competitive strengths and its investment strategy, which are summarized below.

•	Compelling Industry Fundamentals. The decline in U.S. residential construction that occurred from 2006 to 2011 led to a sharp reduction in demand for solid wood products, which in turn led to significantly depressed sawtimber stumpage prices, particularly in the U.S. South. However, several key global supply-demand factors are expected to positively impact the North American market for timber and timberlands over the next several years and beyond. These factors include: (1) the mountain pine beetle epidemic in British Columbia, which has caused the loss of significant timber resources in that region; (2) major timber supply contractions in Eastern Canada resulting from environmental conservation initiatives by governmental authorities; (3) the significant increase in lumber and log exports to China from British Columbia and the U.S. Pacific Northwest; and (4) the recent upturn in U.S. residential construction and consequent strengthening of demand for solid wood products in the United States.

•	Fragmented Ownership and Robust Transaction Pipeline. Timberland ownership in the United States remains highly fragmented, which provides opportunities for consolidation and opportunistic timberland acquisitions. Further, a number of significant ownership positions acquired by timberland investment management organizations (“TIMOs”) during the last decade are nearing fund maturities and are expected to liquidate over the next several years, potentially providing meaningful and attractive timberland acquisition opportunities in the future.

•	Scalable Infrastructure. The Company believes that its existing management organization, information technology and internal reporting systems can be deployed over a larger asset base without the need for significant incremental cost or personnel. The Company believes that its existing infrastructure and operating platform will facilitate its growth strategy by allowing the Company to quickly evaluate, execute and capitalize on timberland acquisition opportunities with only modest incremental costs.

•	Capital Available for Growth. The Company believes that its improved financial condition since completion of the IPO will enable it to access additional credit on more favorable terms, which will enable the Company to fund future timberland growth opportunities. The Company has entered into an amended loan agreement with CoBank, ACB (“CoBank”), and AgFirst Farm Credit Bank and a syndicate of lenders that provides for a senior secured credit facility of up to $217.2 million, which includes a $150.0 million multi-draw credit facility that the Company intends to use for future timberland acquisitions.

•	Actively Manage the Company’s Timberlands for Long-Term Results. The Company intends to actively manage its timberlands to maximize long-term returns by achieving an optimum balance among biological timber growth, generation of current cash flow from harvesting, and responsible environmental stewardship. Upon completion of the IPO and under the Company’s new management, the Company intends to (1) implement a revised business strategy that will increase the Company’s annual harvest volume based on a sustainable harvest plan to support a distribution to the Company’s stockholders and (2) establish annual higher-and-better use sales targets in the range of 1% to 2% of the Company’s fee timberland acreage, which will further augment the Company’s anticipated stockholder distributions. Further, the Company expects to continue making investments in forest technology, including improved seedlings, in order to increase the sustainable yield of the Company’s timberlands over the long-term.

•	Maximize the Company’s Profitability on Timber Sales. The Company actively manages its log merchandising efforts and stumpage sales with the goal of achieving the highest available price for the Company’s timber products. The Company competes with other timberland owners on the basis of the quality of the Company’s logs, the prices of its logs, the Company’s reputation as a reliable supplier and its ability to meet customer specifications. The Company will continue to work diligently and proactively with its third-party contractors to ensure that the Company optimizes its logging, hauling, sorting and merchandising operations to extract the maximum profitability from each of the Company’s logs based on the foregoing considerations.

•	Pursue Attractive Timberland Acquisitions. The Company intends to selectively pursue timberland acquisition opportunities. Due to the expected liquidation of the ownership positions of a number of TIMOs over the next several years, the Company expects there will be a robust supply of attractive timberlands available for sale. Generally, the Company expects to focus the Company’s acquisition efforts in the most commercially desirable timber-producing regions of the U.S. South and U.S. Pacific Northwest, although the Company may also pursue opportunistic acquisitions outside of these regions. Further, the Company expects to focus its acquisition efforts on properties that can be immediately accretive to the Company’s cash available for distribution. The Company may also enter into additional fiber supply agreements with respect to acquired properties in order to ensure a steady source of demand for its incremental timber production.

Finally, the Company’s Class B-1, Class B-2 and Class B-3 common stock will convert into Class A Shares (those listed on the NYSE) no later than June 12, 2014, December 12, 2014 and June 12, 2015, respectively. While the Board has the discretion to permit the earlier conversion of the Company’s Class B-2 and Class B-3 common stock prior to December 2014 and June 2015, the Board has not made a determination to accelerate such conversion dates.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CATCHMARK TIMBER TRUST, INC.

Date: March 4, 2014	/s/ Brian M. Davis
	Name:	Brian M. Davis
	Title:	Senior Vice President and Chief Financial Officer

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